UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  January 27, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: January 27, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: January 27, 2012
12-5-TR

Teck and BASF Announce Partnership to Reduce Zinc Deficiency through
Micronutrient Food Solutions

Davos, Switzerland –Teck Resources Limited (“Teck”) and BASF SE announced at the World Economic Forum today that they have signed a three year agreement to jointly develop innovative and affordable zinc fortification and supplementation solutions, with the goal of reducing zinc deficiency among 100 million people in developing countries by 2015.

Malnutrition is one of the world’s most serious but least addressed health problems – nearly a third of children in developing countries are undernourished. Zinc is an essential micronutrient for all living organisms that protects the body from illnesses and helps fight infections, yet two billion people around the world are not getting enough zinc through their diet. According to the World Health Organization, zinc deficiency is one of the leading risk factors associated with diseases such as diarrhea, contributing to the deaths of 800,000 people each year.

Through this agreement, BASF and Teck aim to make safe and cost-effective high-quality zinc solutions available to populations at risk of zinc deficiency in developing countries. Zinc from Teck’s Trail Operations will be turned into high grade zinc oxide by GH Chemicals in Montreal, which BASF will use to make food fortification supplements.

"Providing healthy food and nutrition to a growing world population is one of the major challenges of the future. Together with its customers and partners such as Teck, BASF contributes to the development of innovative, sustainable solutions,” said Kurt Bock, CEO of BASF.

This three year partnership leverages the strengths and competencies of each company, including BASF’s cost-effective micronutrient solutions, analytical and formulation expertise, application and quality control know-how and distribution partnerships, and Teck’s high quality, affordable zinc products and commitment to raising awareness about, and finding solutions to zinc deficiency.  The agreement builds on Teck’s existing Zinc and Health program which includes partnerships with UNICEF, Free the Children, the Micronutrient Initiative, the Government of Canada and other organizations.

“As one of the world’s largest producers of zinc, we recognize we have the ability to make a difference,” said Don Lindsay, President and CEO of Teck. “Through this partnership, we are developing solutions that will enhance zinc micronutrient distribution systems, reduce instances of zinc deficiency in developing countries and ultimately improve human health.”

"We welcome that BASF and Teck are combining their respective expertise to work together to help to alleviate one source of malnutrition." said George Kell, Head of UN Global Compact.

This partnership forms part of the ‘Scaling-up Nutrition’ (SUN) process and it aims to help the United Nations in their efforts to meet the UN Millennium Development Goals, particularly the goal to half poverty and hunger by 2015, by contributing to the realization of the Human Right to Food.

"We need to break the links between poverty, food insecurity and malnutrition. This requires the full engagement of many sectors and actors, including the private sector, said United Nations Secretary General, Ban Ki-moon.

The agreement supports the goals of the United Nations Global Compact, aiming to demonstrate leadership in UN-Business collaboration. It will be guided by the “fundamentals of Effective UN-Business Partnerships” as developed by the Global Compact LEAD.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides our approach to business.  We are building partnerships and capacity to confront sustainability challenges within the regions in which we operate and at the global level. As one of the world’s largest producers of zinc, Teck is committed to raising awareness about, and helping solve the global health issue of zinc deficiency.  Our Zinc and Health program includes partnerships with UNICEF, Free the Children, The Micronutrient Initiative, the Government of Canada and other organizations.  To learn more about Teck’s Zinc and Health program visit www.zincsaveslives.com.  Teck is headquartered in Vancouver, Canada, and its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About BASF
BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas. We combine economic success, social responsibility and environmental protection. Through science and innovation we enable our customers in almost all industries to meet the current and future needs of society. Our products and system solutions contribute to conserving resources, ensuring healthy food and nutrition and helping to improve the quality of life. We have summed up this contribution in our corporate purpose: We create chemistry for a sustainable future. BASF posted sales of about €63.9 billion in 2010 and had approximately 109,000 employees as of the end of 2010. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com or in the Social Media Newsroom at newsroom.basf.com.

About the UN Global Compact
The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment, and anti-corruption. By doing so, business, as a primary agent driving globalization, can help ensure that markets, commerce, technology and finance advance in ways that benefit economies and societies everywhere.

Media contacts:
Doug Horswill	Emily Hamer
Senior Vice President, Teck	Senior Communications Specialist, Teck
Tel. +1.604.699.4369	Tel. +1.604.699.4306
doug.horswill@teck.com	emily.hamer@teck.com

Sonja Morweiser
Corporate Media Relations, BASF
Phone: +49.621.60.42117
sonja.morweiser@basf.com